
WE'RE SOLVING A BILLION
DOLLAR INDUSTRY PROBLEM.

PITCH VIDEO INVESTOR PANEL

CLEVELAND WHISKEY

INNOVATIVE DISRUPTION, INVENTORY RISK REDUCTION, FLEXIBLE CAP. EXPANSION, MEASURABLE ADVANTAGE.

clevelandwhiskey.com Cleveland, OH Alcohol & Vice Ecommerce Retail B2C

Highlights

1. Innovative & disruptive tech providing strong competitive advantage in domestic AND exports markets.

2. 175+ medals won globally, as well as "Whiskey Innovator of the Year"

2 170+ medals won globally, as well as "Whiskey Innovator of the Year"

3 512% valuation growth since 2016, from $8.5M to $43.2M.

4 Sold 1M+ bottles through 3,100+ retail outlets in 20 states & global markets, proving market demand.

5 Patented tech transforms whiskey w/ unique woods in hours vs years; eliminates traditional 40% loss.

6 New 45,000 sqft riverfront facility increases production 4X immediately with infrastructure for 20X.

7 Positioned for acquisition in market where craft distillery exits reached 11-16X (not guaranteed).

8 Led by serial entrepreneur with proven exits, backed by veteran industry team and strategic board.

Our Team



Tom Lix Founder/Chief Executive Officer

Serial entrepreneur, technology innovator and seasoned leader with packaged goods, software/new product marketing experience.



Donald G Coffey Chief Science Officer

Former Executive Vice President of Research, Development, and Innovation at MGP Ingredients, a leader in whiskey, neutral spirits, and gin manufacturing in the U.S. Holds a PhD in Food Chemistry from Michigan State University



Andrew Lix National Sales Director

Sales and distribution leader who has grown with the company since 2012, driving revenue from initial launch through national expansion.



Johanna Barnowski Marketing Director

Creative marketing professional with diverse experience in digital strategy, PR, and brand development across multiple industries.



James Waltz Distillery Manager

Experienced distiller combining practical production knowledge with formal training in fermentation and flavor development.

Cleveland Whiskey

WE ARE CLEVELAND WHISKEY

WE ARE INNOVATORS. WE ARE CURIOUS. WE ARE PASSIONATE. WE ARE DISRUPTORS. WE ARE MAKERS AND DOERS. OUR MISSION IS PURPOSEFUL INNOVATION AND TECHNOLOGY, AGGRESSIVE IMPLEMENTATION AND CONTINUED PRODUCT IMPROVEMENT. WE THINK IT, WE MAKE IT, WE BRING IT TO MARKET WITH PROPRIETARY TECHNOLOGY. NO LIMITS, NO EXCUSES.

CLEVELAND WHISKEY


CLEVELAND


JOIN US IN DISRUPTING

A $68+ BILLION INDUSTRY

the global whiskey market is expected to reach $99.2 billion by 2032[2]

[1,2] Source: Whiskey Market Size and Market (9.2.25)
https://www.verifiedmarketresearch.com/product/whiskey-market/

RADICALLY DIFFERENT®

The whiskey industry is built on tradition - centuries-old practices passed down without question. While others stay bound by "that's how it's always been done," Cleveland Whiskey breaks the mold. We're revolutionizing an industry that hasn't changed in generations.

Called "heretics" by traditionalists who claimed it couldn't be done, we've proven them wrong. Our innovative approach and patented technology has earned over 175 medals worldwide and the title "Whiskey Distillery Innovator of the Year."

We respect tradition, but we're not bound by it. The proof? It's in every bottle.


Underground
Bourbon Whiskey
with Black Cherry
Rye Whiskey Finished
with Black Cherry Wood
DOUBLE GOLD
NYISC GOLD WINNER
2017
SIP AWARDS
GOLD

CLEVELAND WHISKEY STATS

- OVER **ONE MILLION BOTTLES** SOLD
- DISTRIBUTION FOOTPRINT IN **20 STATES**, **EUROPE** AND **ASIA**
- NAMED *WHISKEY DISTILLERY INNOVATOR OF THE YEAR*[1] WITH **OVER 175 MEDALS AND AWARDS** FROM WORLD WHISKEY COMPETITIONS
- **3100+ RETAIL OUTLETS** IN THE UNITED STATES AND CANADA
- DISTRIBUTION AGREEMENT AND PRODUCTION PARTNERSHIP, *ELLA SPIRITS PVT LTD*, FORMED IN DELHI, INDIA: **GATEWAY TO WORLD'S LARGEST WHISKEY MARKET**
- CROWDFUNDING INITIATIVES WITH FOLLOW UP ROUND AND WHISKEY BOND RAISING ALMOST **$4.2 MILLION**
- ACQUISITION AND REHABILITION OF *REGISTERED HISTORIC BUILDING* FOR CAPACITY EXPANSION AND CUSTOMER ENGAGEMENT OPENED TO THE PUBLIC IN AUGUST 2024
- UNIQUELY POSITIONED TO PIVOT PRODUCTION DURING MARKET CORRECTIONS AND CHANGING CONSUMER PREFERENCES,

1) Berlin International Spirits Competition 2016



CLEVELAND'S VOICE

CLEVELAND ISN'T JUST A CITY OR A PLACE, ITS AN ATTITUDE. ITS HARD WORKING, ENTREPRENEURIAL AND AUTHENTIC. IT'S EDGY WITHOUT BEING PRETENTIOUS. IT'S BELIEVING IN HONEST AND HARD WORK, CREATIVE THINKING, AND INNOVATION. IT'S SIMPLY MAKING GREAT PRODUCTS, TREATING PEOPLE WITH RESPECT. AND KEEPING AN OPEN MIND.



THIS IS OUR HEART AND SOUL.

WE'RE UNCONVENTIONAL, WE EMBRACE TECHNOLOGY AND WE'RE PASSIONATE ABOUT MAKING SOME OF THE BEST, MOST INTERESTING AND UNIQUE SPIRITS IN THE WORLD.

We started in my basement in 2009, shipping our first bottles in 2013. After winning Bronze in a major competition, we pushed harder—inventing new systems and conducting thousands of blind taste tests.
Now with 175+ medals, we ship to 20 states and internationally. We're tech-forward disruptors in an unchanged industry. Our 1,700 investors built this company, but there's more ahead. Join us and share in our future success.

Tom Lix
Founder/CEO



EQUITY FOR CLEVELAND: A $12 MILLION GROWTH OPPORTUNITY

THE MARKET

- Global whiskey market valued at over $62B in 2024 [1]
- Projected to reach over $100B by 2032 [2]
- Industry giants struggling to meet production/demand disequilibrium
- Traditional production takes years - we do it in hours

AN INVESTMENT IN CLEVELAND WHISKEY POWERS GLOBAL GROWTH THROUGH DISRUPTIVE TECHNOLOGY AND AWARD-WINNING SPIRITS. WITH MAINSTREAM PRICING AND RETAIL ADVANTAGES, WE'RE BUILDING MORE THAN CAPACITY - WE'RE BUILDING THE FUTURE OF WHISKEY.

Whiskey Market Growth Analysis from Fact.MR https://www.factmr.com/report/4515/whisky-market

Future projections are not guaranteed

THE GROWTH TRAJECTORY:

PRODUCTION CAPACITY

BY 2029, 20X EXPANSION POTENTIAL.


PRODUCTION CAPACITY IN 9-LITER CASES
200000
150000
100000
50000
0
2023
2024
2025
2026
2027
2028
2029

COMPETITIVE ADVANTAGES

- Superior cost efficiency vs traditional distilleries
- No aging warehouse requirements
- Zero "Angel's Share" loss (saves 30-40% product)
- Rapid market response capability
- Ability to create unique products other distilleries can't match

Future projections are not guaranteed.

THE OPPORTUNITY

STRATEGIC POSITION FOR GROWTH

- **$43.2M** pre-money valuation
- **Equity Raise** to **accelerate growth**
- **512% valuation increase since 2016**
- Clear path to **20X production capacity**

ACQUISITION POTENTIAL

- **Recent Industry Acquisitions:**
- **Watershed Distillery: $115M (16X revenue)**
- **High West Distillery: $160M (11X revenue)**
- **Forty Creek: $167M (14.5X earnings)**


WHEAT
PENNY

Future projections are not guaranteed.


Where Cleveland's Industrial Heritage
Meets Whiskey Innovation:
• Honoring History While Building the Future
• Sustainable Restoration & Growth
• Proprietary Technology
• Scalable Production
• Multiple Revenue Streams
• Global Market Access
• Proven Innovation Track Record

OUR PRODUCTS

CLASSIC AMERICAN BOURBONS, INNOVATIVE NON-TRADITIONAL WHISKIES, UNIQUE SINGLE BARRELS, SMALL-BATCH CUSTOM BLENDS AND CREATIVE EXTENTIONS ARE ALL PART OF OUR EVOLVING CLEVELAND WHISKEY PRODUCT LINE.


CHRISTMAS
CLEVELAND
BRIDGE & MAIN
Underground
Bourbon Whiskey Finished with Black Cherry Wood
WHEAT PENNY
MAGIC RABBIT

Our production efficiency gives us an unbeatable edge: no aging barrels, no angel's share, better margins. The result? Competitive pricing that drives retail placement and consumer loyalty.

THE FUTURE OF CLEVELAND WHISKEY: DISRUPTING TWO HIGH-GROWTH MARKETS

Low/No Alcohol Innovation

- Proprietary technology creates superior taste profiles competitors can't match
- Targeting rapidly expanding no-alcohol spirits category
- Positioned for high-value acquisition potential

Global Market Expansion

- Strategic joint venture established in India - Ella Spirits
- Direct access to world's largest whiskey market
- Innovative concentrate technology bypasses high tariffs
- Partnership with major distributor I Brands Beverages
- Export strategy supported by U.S. Department of Agriculture funding


A CLEAR PATH TO GROWTH
• Next-generation technology deployment
• 4X capacity increase in in 2025
• Infrastructure preparing for 20X expansion
• Game-changing extract business projected to double annually
This isn't just about growth - it's about transformation. We're positioning Cleveland Whiskey at the forefront of both traditional and emerging markets.
CLEVELAND WHISKEY



Future projections are not guaranteed.

THE MULTI-PHASE $12M RAISE:

PRODUCTION EXPANSION: $4.5M

Next-generation manufacturing systems to revolutionize our production capabilities.

INFRASTRUCTURE DEVELOPMENT: $3.3M

Critical facility upgrades and equipment to support advanced distilling operations.

OPERATING CAPITAL: $3.1M

Strategic inventory investment and team expansion to fuel growth.

MARKETING & SALES: $1.1M

Aggressive market penetration and brand development initiatives.

We're raising $4.6M of the $12M on Wefunder.



NOW IS YOUR TIME

OUR MISSION IS SIMPLE: PUSH THE ENVELOPE WITH PURPOSEFUL INNOVATION AND AGGRESSIVE IMPLEMENTATION. NO LIMITS, NO EXCUSES.

We've built the foundation with scalable production capacity, a renovated riverfront facility, a proven innovation team, and revolutionary technology.

We're at a tipping point for explosive growth as markets open for expansion, new products launch, strategic partners take notice, and we target a liquidity event within 3-5 years.

We've increased market value by 512% in six years.

AND WE'RE JUST GETTING STARTED. JOIN US.

Downloads

By Laws and Delaware Certificate.pdf

CW INVESTOR PRESENTATION SEPT. 2025.pdf